UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                 Coherent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192479103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,581,097*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,581,097*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,581,097*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  10.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation (the "Company"), owned, as of January 5, 2009, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 56,208 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,581,097*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,581,097*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,581,097*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  10.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation (the "Company"), owned, as of January 5, 2009, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 56,208 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,581,097*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,581,097*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,581,097*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  10.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation (the "Company"), owned, as of January 5, 2009, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 56,208 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:               2,000
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,581,097*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          2,000
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,581,097*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    2,583,097*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  10.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation (the "Company"), owned, as of January 5, 2009, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 56,208 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following paragraph immediately after the second paragraph thereof:

          "On January 5, 2009, the Filing Parties and the Company entered into Amendment No. 1 to the Agreement (the "Amended Agreement"), pursuant to which, among other things, the Company agreed to nominate Mr. Press for election to the Company's Board of Directors at the Company's next annual meeting of stockholders to be held in 2009 (the "2009 Annual Meeting"). The standstill provisions summarized in the previous paragraph were extended until the earlier to occur of (i) the first anniversary of the 2009 Annual Meeting and (ii) the final adjournment of the 2009 Annual Meeting if Mr. Press is not elected to the Company's Board of Directors at the 2009 Annual Meeting."


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby deleted in its entirety and replaced with the following:

          "As of the close of business on January 5, 2009, Davenport owned 244,118 Shares, JE owned 2,280,771 Shares, and Master Fund owned 56,208 Shares, constituting 1.0%, 9.4% and 0.2%, respectively, and 10.6% in the aggregate, of the approximately 24,337,561 Shares outstanding as of November 10, 2008, as disclosed in the Company's annual report on Form 10-K for the fiscal year ended September 27, 2008. OPP, as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and the power to direct the disposition of such Shares. As of the close of business on January 5, 2009, Mr. Press owned, individually, 2,000 Shares.


          The Filing Parties have not effected any transactions in Shares during the sixty (60) days on or prior to January 5, 2009."


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following two paragraphs immediately after the second paragraph thereof:

          "As described in Item 4 above, on January 5, 2009, the Filing Parties entered into the Amended Agreement. In addition to the terms of the Amended Agreement described in Item 4 above, the Amended Agreement provides that, during the effective period of certain restrictions set forth therein, the Filing Parties will cause any Shares held by the Partnerships to be voted in accordance with the recommendation of the Company's Board of Directors if Mr. Press has approved and joined in any such recommendation in his capacity as a director of the Company.

          The descriptions of the Amended Agreement set forth in this Schedule 13D Amendment No. 5 are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference to this
Schedule 13D Amendment No. 5 as an exhibit pursuant to Item 7 hereof."


Item 7.   Exhibits.
          --------

          Item 7 is hereby amended by adding the following exhibits after the first exhibit thereof:

          Exhibit 2 - Amendment No. 1 to Letter Agreement, dated January 5, 2009, between Coherent, Inc. and Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company on January 8, 2009.

          Exhibit A - Joint Filing Agreement, dated as of January 8, 2009, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 8, 2009


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 5 relating to the shares of common stock of Coherent, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            January 8, 2009



                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press